MERIDIAN FUND, INC.
Top 10 Holdings
as of
3/31/2010
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

Caterpillar, Inc.	$452,520	1.7%
United Parcel Service, Inc. Class B	451,836	1.7
VF Corp.	448,840	1.7
Brown-Forman Corp. Class B	445,875	1.7
Greif, Inc. Class A	444,852	1.7
Hudson City Bancorp, Inc.	443,208	1.7
AGL Resources, Inc.	440,610	1.7
Waste Management, Inc.	440,360	1.6
SYSCO Corp.	439,550	1.6
Pitney Bowes, Inc.	437,655	1.6

Net Assets	$26,675,799
Meridian Growth Fund
		Percentage
Holding	Market Value	of Portfolio

Valspar Corp.	$38,981,404	2.6%
Cooper Industries Plc Class A	38,903,310	2.6
RPM International, Inc.	38,585,067	2.5
Royal Caribbean Cruises, Ltd.	37,809,839	2.5
Cracker Barrel Old Country Store, Inc.	37,706,383	2.5
Mattel, Inc.	36,429,480	2.4
Affiliated Managers Group, Inc.	36,213,600	2.4
Solera Holdings, Inc.	36,195,725	2.4
Waste Connections, Inc.	36,174,192	2.4
Willis Group Holdings Plc (United Kingdom)	35,649,636	2.3

Net Assets	$1,520,873,850
Meridian Value Fund
		Percentage
Holding	Market Value	of Portfolio

Citrix Systems, Inc.	$27,487,503	2.9%
Carnival Corp.	26,072,928	2.7
Waste Management, Inc.	23,787,687	2.5
Mattel, Inc.	23,729,190	2.5
Cisco Systems, Inc.	23,416,588	2.5
Travelers Cos., Inc. (The)	23,350,626	2.4
Broadridge Financial Solutions, Inc.	23,225,094	2.4
Zebra Technologies Corp. Class A	22,830,480	2.4
NVIDIA Corp.	21,943,988	2.3
Costco Wholesale Corp.	21,806,092	2.3

Net Assets	$952,021,604

Top Ten Sectors
3/31/2010
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Machinery-Construction, Farm & Heavy Trucks	$452,520	1.7%
Air Freight & Logistics	451,836	1.7
Apparel Accessories & Luxury Goods	448,840	1.7
Distillers & Vintners	445,875	1.7
Metal & Glass Containers	444,852	1.7
Banking - Thrifts & Mortgage Finance	443,208	1.7
Utilities-Gas	440,610	1.7
Environmental Facilities & Services	440,360	1.6
Food Distributors	439,550	1.6
Office Services & Supplies	437,655	1.6

Total Net Assets	$26,675,799

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$228,592,421	15.0%
Retail	170,227,360	11.2
Technology	110,117,643	7.2
Energy	97,744,607	6.4
Industrial Conglomerates	70,527,772	4.6
Insurance Brokers	63,740,132	4.2
Industrial Services	62,936,464	4.1
Health Care Products	61,086,085	4.0
Brokerage & Money Management	58,874,972	3.9
Building Products	45,811,591	3.0

Total Net Assets	$1,520,873,850

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Retail	$87,586,166	9.2%
Technology	83,830,571	8.8
Health Care Products	66,216,498	7.0
Banking	52,231,498	5.5
Leisure & Amusement	46,629,016	4.9
Industrial Products	40,309,554	4.2
Energy	39,062,563	4.1
Semiconductors	39,029,628	4.1
Diversified Financial Services	37,749,154	4.0
Tech-Software	36,796,887	3.9

Total Net Assets	$952,021,604

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update           3/31/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
3/31/2010	9.24	0.00	15.13

For the period ending		Average Annual
31-Mar-10	Total Return	Compound Rate of Return
One Year	55.35%	55.35%
Three Years	(10.03%)	(3.46%)
Five Years	14.10%	2.67%
Since Inception (01/31/05)	15.13%	2.77%

Portfolio @            3/31/2010

AEROSPACE & DEFENSE — 1.6%
Northrop Grumman Corp.

AIR FREIGHT & LOGISTICS — 1.7%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.7%
VF Corp.

APPAREL RETAIL — 1.6%
Buckle, Inc. (The)

APPLICATION SOFTWARE — 1.6%
Interactive Data Corp.

ASSET MANAGEMENT & CUSTODY BANKS — 1.5%
Federated Investors, Inc. Class B

BANKING-COMMERCIAL — 1.6%
Bank of Hawaii Corp.

BANKING-REGIONAL BANKS — 1.6%
Cullen/Frost Bankers, Inc.

BANKING-THRIFTS & MORTGAGE FINANCE — 1.7%
Hudson City Bancorp, Inc.

BUILDING PRODUCTS — 1.6%
Valspar Corp.

CHEMICALS-DIVERSIFIED — 1.6%
PPG Industries, Inc.

CHEMICALS-SPECIALTY — 1.6%
RPM International, Inc.

COMMERCIAL PRINTING — 1.5%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.6%
Diebold, Inc.

CONSUMER FINANCE — 1.5%
H & R Block, Inc.

CONSUMER PRODUCTS — 1.5%
Kimberly-Clark Corp.

DEPARTMENT STORES — 1.6%
JC Penney Co., Inc.

DISTILLERS & VINTNERS — 1.7%
Brown-Forman Corp. Class B

DISTRIBUTORS — 1.6%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.6%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES — 1.5%
Broadridge Financial Solutions, Inc.

DIVERSIFIED MANUFACTURING OPERATIONS — 1.5%
Harsco Corp.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.6%
Hubbell, Inc. Class B

ELECTRONIC EQUIPMENT MANUFACTURING — 1.6%
Molex, Inc.

ENERGY — 1.6%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.6%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.6%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.6%
Kraft Foods, Inc. Class A

HEALTH CARE EQUIPMENT & SUPPLIES — 1.6%
Hillenbrand, Inc.

HEALTH CARE SERVICES — 1.6%
Pharmaceutical Product Development, Inc.

HOME IMPROVEMENT RETAIL — 1.5%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 1.6%
Stanley Black & Decker, Inc.

HOUSEHOLD-HOME FURNISHINGS — 1.6%
Leggett & Platt, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY — 1.5%
Constellation Energy Group, Inc.

INDUSTRIAL CONGLOMERATES — 1.6%
3M Co.

INDUSTRIAL MACHINERY — 1.6%
Eaton Corp.

INSURANCE BROKERS — 1.5%
Willis Group Holdings Plc (United Kingdom)

INSURANCE-MULTI-LINE — 1.6%
Chubb, Corp.

INSURANCE-PROPERTY & CASUALTY — 1.6%
Mercury General Corp.

IT SERVICES & DATA PROCESSING — 1.5%
Paychex, Inc.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.7%
Caterpillar, Inc.

METAL & GLASS CONTAINERS — 1.7%
Greif, Inc. Class A

OFFICE SERVICES & SUPPLIES — 1.6%
Pitney Bowes, Inc.

OIL & GAS-STORAGE & TRANSPORTATION — 1.5%
Spectra Energy Corp.

PACKAGING — 1.6%
MeadWestvaco Corp.

PAPER & PACKAGING — 1.6%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.5%
Avon Products, Inc.

PHARMACEUTICALS — 1.5%
Johnson & Johnson

PUBLISHING — 1.6%
McGraw-Hill Cos., Inc. (The)

RAILROADS — 1.6%
Norfolk Southern Corp.

REITS-STORAGE — 1.6%
Public Storage REIT

RESTAURANTS — 1.6%
McDonald’s Corp.

RETAIL — 1.5%
Mattel, Inc.

SEMICONDUCTORS — 1.5%
Microchip Technology, Inc.

SOFT DRINKS — 1.6%
Coca-Cola Co. (The)

STEEL — 1.5%
Nucor Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.4%
AT&T, Inc.

TOBACCO — 1.5%
Reynolds American, Inc.

TRUCKING — 1.6%
Ryder System, Inc.

UTILITIES-GAS — 1.7%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$23,710,683
Common Stock %	94.8%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.2%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update     3/31/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
3/31/2010	36.11	0.00	1893.72

For the period ending		Average Annual
31-Mar-10	Total Return	Compound Rate of Return
One Year	49.38%	49.38%
Three Years	0.56%	0.19%
Five Years	30.06%	5.40%
Ten Years	122.22%	8.31%
Since Inception (8/1/84)	1893.72%	12.37%

Portfolio @       3/31/2010

AIR FREIGHT & LOGISTICS — 1.9%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.0%
Copart, Inc.*

BANKING — 1.1%
CVB Financial Corp.

BANKING — COMMERCIAL — 1.9%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 3.9%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 3.0%
Lumber Liquidators Holdings, Inc.*
Valspar Corp.

BUSINESS SERVICES — 1.9%
Dun & Bradstreet Corp.
Global Payments, Inc.

CASINOS & GAMING — 1.1%
International Game Technology

CELLULAR COMMUNICATIONS — 2.0%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.5%
RPM International, Inc.

CONSUMER SERVICES — 2.3%
Rollins, Inc.

DISTRIBUTORS — 1.9%
Watsco, Inc.

ENERGY — 6.4%
Continental Resources, Inc.*
Core Laboratories NV
FMC Technologies, Inc.*
Noble Energy, Inc.

HEALTH CARE INFORMATION SERVICES — 1.5%
Cerner Corp.*

HEALTH CARE PRODUCTS — 4.0%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY — 1.6%
IDEXX Laboratories, Inc.*

HOME BUILDERS — 0.2%
Gafisa SA ADR

INDUSTRIAL CONGLOMERATES — 4.6%
Cooper Industries Plc Class A
Dionex Corp.*

INDUSTRIAL SERVICES — 4.1%
Ritchie Bros. Auctioneers, Inc.
Waste Connections, Inc.*

INSURANCE BROKERS — 4.2%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

TECHNOLOGY — 7.2%
Autodesk, Inc.*
Meru Networks, Inc.*
NetApp, Inc.*
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 15.0%
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING — 2.1%
J.B. Hunt Transport Services, Inc.

Breakdowns —
Common Stock Cost	$1,143,200,661
Common Stock %	95.0%
US Treasury Bills	3.3%
Cash and Other Assets Less Liabilities	1.7%

*	income producing

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update       3/31/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
3/31/2010	26.00	0.00	646.72

For the period ending		Average Annual
31-Mar-10	Total Return	Compound Rate of Return
One Year	46.42%	46.42%
Three Years	(9.20%)	(3.16%)
Five Years	17.39%	3.26%
Ten Years	104.44%	7.41%
Since Inception (2/94)	646.72%	13.27%

Portfolio @       3/31/2010

AIR FREIGHT & LOGISTICS — 1.5%
UTi Worldwide, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 2.1%
Franklin Resources, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 1.5%
LKQ Corp.*

BANKING — 5.5%
CVB Financial Corp.
JPMorgan Chase & Co.
Northern Trust Corp.
Wells Fargo & Co.

BREWERS — 1.2%
Molson Coors Brewing Co. Class B

BROKERAGE & MONEY MANAGEMENT — 2.1%
TD Ameritrade Holding Corp.*

DIVERSIFIED FINANCIAL SERVICES — 4.0%
Broadridge Financial Solutions, Inc.
Equifax, Inc.

ENERGY — 4.1%
Apache Corp.
Forest Oil Corp.*
Transocean, Ltd.*

ENVIRONMENTAL FACILITIES & SERVICES — 2.5%
Waste Management, Inc.

HEALTH CARE PRODUCTS — 7.0%
Baxter International, Inc.
Covidien Plc
Gen-Probe, Inc.*
Hologic, Inc.*

HOME IMPROVEMENT RETAIL — 2.2%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES — 1.9%
Stanley Black & Decker, Inc.

INDUSTRIAL — 1.9%
Curtiss-Wright Corp.

INDUSTRIAL PRODUCTS — 4.2%
Cummins, Inc.
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES — 3.3%
Nalco Holdings Co.
Ritchie Bros. Auctioneers, Inc.

INSURANCE — 2.4%
Travelers Cos., Inc. (The)

INSURANCE BROKERS — 2.2%
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 4.9%
Carnival Corp.
Polaris Industries, Inc.

METALS — 2.3%
Cameco Corp.
Newmont Mining Corp.

PHARMACEUTICALS — 1.9%
BioMarin Pharmaceutical, Inc.*

PIPELINES — 1.6%
Kinder Morgan Management, LLC*

RAILROADS — 2.1%
Union Pacific Corp.

REITS-DIVERSIFIED — 1.6%
Host Hotels & Resorts, Inc. REIT

RETAIL — 9.2%
Carter’s Inc.*
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS — 4.1%
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY — 8.8%
Acxiom Corp.*
Autodesk, Inc.*
Cisco Systems, Inc.*
Echelon Corp.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 3.9%
Adobe Systems, Inc.*
Citrix Systems, Inc.*

TRUCKING — 3.0%
Con-way, Inc.
Heartland Express, Inc.

UTILITIES — 2.1%
Hawaiian Electric Industries, Inc.

Breakdowns —
Common Stock Cost	$707,998,401
Common Stock %	95.1%
U.S. Treasury Bills	3.7%
Cash and Other Assets Less Liabilities	1.2%

*	income producing

Meridian Equity Income Fund Top 10 Holdings as of 03/31/2010 MEIFX Percentage Holding Market Value of Portfolio Caterpillar, Inc. $452,520 1.7% United Parcel Service, Inc. Class B 451,836 1.7% VF Corp. 448,840 1.7% Brown-Forman Corp. Class B 445,875 1.7% Greif, Inc. Class A 444,852 1.7% Hudson City Bancorp, Inc. 443,208 1.7% AGL Resources, Inc. 440,610 1.7% Waste Management, Inc. 440,360 1.6% SYSCO Corp. 439,550 1.6% Pitney Bowes, Inc. 437,655 1.6% Net Assets $26,675,799 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 03/31/2010 MEIFX Market Pct. Sector Value Assets Machinery-Construction, Farm & Heavy $452,520 1.7% Trucks Air Freight & Logistics 451,836 1.7% Apparel Accessories & Luxury Goods 448,840 1.7% Distillers & Vintners 445,875 1.7% Metal & Glass Containers 444,852 1.7% Banking — Thrifts & Mortgage Finance 443,208 1.7% Utilities-Gas 440,610 1.7% Environmental Facilities & Services 440,360 1.6% Food Distributors 439,550 1.6% Office Services & Supplies 437,655 1.6% Net Assets $26,675,799 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 03/31/2010 MERDX Percentage Holding Market Value of Portfolio Valspar Corp. $38,981,404 2.6% Cooper Industries Plc Class A 38,903,310 2.6% RPM International, Inc. 38,585,067 2.5% Royal Caribbean Cruises, Ltd. 37,809,839 2.5% Cracker Barrel Old Country 37,706,383 2.5% Store, Inc. Mattel, Inc. 36,429,480 2.4% Affiliated Managers Group, Inc. 36,213,600 2.4% Solera Holdings, Inc. 36,195,725 2.4% Waste Connections, Inc. 36,174,192 2.4% Willis Group Holdings Plc (United 35,649,636 2.3% Kingdom) Net Assets $1,520,873,850 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 03/31/2010 MERDX Sector Market Value Pct. Assets Tech-Software $228,592,421 15.0% Retail 170,227,360 11.2% Technology 110,117,643 7.2% Energy 97,744,607 6.4% Industrial Conglomerates 70,527,772 4.6% Insurance Brokers 63,740,132 4.2% Industrial Services 62,936,464 4.1% Health Care Products 61,086,085 4.0% Brokerage & Money Management 58,874,972 3.9% Building Products 45,811,591 3.0% Net Assets $1,520,873,850 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 03/31/2010 MVALX Percentage Holding Market Value of Portfolio Citrix Systems, Inc. $27,487,503 2.9% Carnival Corp. 26,072,928 2.7% Waste Management, Inc. 23,787,687 2.5% Mattel, Inc. 23,729,190 2.5% Cisco Systems, Inc. 23,416,588 2.5% Travelers Cos., Inc. (The) 23,350,626 2.4% Broadridge Financial Solutions, Inc. 23,225,094 2.4% Zebra Technologies Corp. Class A 22,830,480 2.4% NVIDIA Corp. 21,943,988 2.3% Costco Wholesale Corp. 21,806,092 2.3% Net Assets $952,021,604 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 03/31/2010 MVALX Sector Market Value Pct. Assets Retail $87,586,166 9.2% Technology 83,830,571 8.8% Health Care Products 66,216,498 7.0% Banking 52,231,498 5.5% Leisure & Amusement 46,629,016 4.9% Industrial Products 40,309,554 4.2% Energy 39,062,563 4.1% Semiconductors 39,029,628 4.1% Diversified Financial Services 37,749,154 4.0% Tech-Software 36,796,887 3.9% Net Assets $952,021,604 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. April 8, 2010 To Our Shareholders: Stocks posted gains across a broad front during the first quarter, reflecting improved corporate earnings and a better economy. The S&P 500 advanced 4.9%, the NASDAQ 5.7% and the Russell 2000, representing smaller companies, 8.5%. The best performing sectors included consumer electronics, automobiles and recreational service stocks. Renewable energy equipment, alternative electricity and farming and fishing stocks were among the worst performing groups. The ten-year Treasury bond yield ended the quarter modestly higher at 3.84%. The economy is showing solid progress, especially when compared to a depressed period a year ago. All signs point to continued near term growth. Industrial production, consumer spending, business investment, corporate profits and the job market are all moving in the right direction. Interest rates remain low and inflation is in check. We believe that the economy will continue to grow throughout 2010 and that by year end the rate of inflation and interest rates will be modestly higher. The sustainability and strength of the recovery is a concern. Unprecedented peacetime deficits, increased regulation and mandates on business as well as upcoming tax increases on income, savings and investment, it is likely, will eventually lead to an extended period of slow growth and high unemployment. Time will tell. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at March 31, 2010 was $9.24. This represents an increase of 6.8% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 15.1% and 2.8%, respectively. At the close of the quarter, total net assets were $26,675,799 and were invested 5.2% in cash and other assets net of liabilities and 94.8% in stocks. As of the date of this letter there were 488 shareholders.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which, previously, were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again, as the economy improves. The Fund is diversified with 60 positions representing 60 different industry groups. At the end of the March 2010 quarter, the portfolio’s average holding had a 5-year-average return on equity of 21.1% and an average dividend yield of 3.4%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $22.5 billion, a debt ratio of 36.3% and earnings per share that are projected to increase annually 9.1% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Chubb, Diebold, Greif, Paychex, Pitney Bowes and Spectra Energy. We sold our positions in Automatic Data Processing, AFLAC, Avery Dennison, Cardinal Health, Sunoco and Supervalu. Caterpillar is a world leader in the manufacture of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. Forty percent of sales are generated in North America with the balance coming from international markets. Business suffered during the recent recession but has stabilized and is expected to show solid growth during the next several years, especially internationally and in developing markets. Caterpillar is well managed and has strong brand identification. The dividend yield is substantially above that of the S&P 500 and the company has the financial wherewithal to support future growth. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at March 31, 2010 was $36.11. This represents an increase of 6.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,893.7% and 12.4%, respectively. At the close of the quarter, total net assets were $1,520,873,850 and were invested 5.0% in cash, cash equivalents and other assets net of liabilities and 95.0% in stocks. As of the date of this letter there were 61,855 shareholders. Our market outlook remains unchanged, but we believe stock selection will become more important with the recent market advance. We continue to focus on small and midsized companies that, in our opinion, have the characteristics to sustain above average growth for an extended period of time. The Fund is diversified and our heaviest areas of concentration are technology, retail and consumer related, financial and energy. During the quarter we purchased shares of Citrix Systems, Lumber Liquidators and Menu Networks. We sold our shares in Adobe Systems and Airgas. Cooper Industries is a global manufacturer of electrical products (i.e., fuses, connectors, lighting fixtures, voltage regulators, and transformers etc.) and electrical tools. The company’s strategy is to focus on niche segments and to become a leading player in those markets. Cooper is expected to be a beneficiary of the global trend towards lower carbon emissions through its sale of products such as energy efficient LED lighting and smart grid related equipment. The company also plans to expand its presence in emerging markets, which currently represents thirty percent of its business. Cooper has an experienced management team and will benefit from the current economic recovery. The company has a strong balance sheet, solid financial returns and excellent long-term growth prospects. The shares sell at a reasonable valuation. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at March 31, 2010 was $26.00. This represents an increase of 6.1% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 627.1% and 14.4%, respectively. The comparable period returns for the S&P 500 with dividends were 179.2% and 6.9%, respectively. At the close of the quarter, total net assets were $952,021,604 and were invested 4.9% in cash, cash equivalents and other assets net of liabilities and 95.1% in stocks. As of the date of this letter there were 49,429 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Over the past year most of the earnings problems were economic-related and we were able to invest in many high quality companies at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. In normal economic conditions such companies rarely fall out of favor. While some of these investments lagged the market during the strong rally off the March lows, we believe that this core of high quality companies positions the Fund for positive returns during the next several years. In addition, with some stability in the economy, we now see more companies that fit our strategy for traditional company-specific reasons. This is historically the strength of the Meridian Value Fund and should bode well for future performance. We hold 54 positions, representing 30 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are retail, technology and healthcare products. During the quarter we purchased shares of Acxiom, Equifax and Northern Trust. We sold our shares in Best Buy and Redwood Trust. Citrix is the leading provider of virtualized desktop software solutions for corporate customers looking to reduce IT management costs. Desktop virtualization is a beneficiary of numerous technology trends, such as cloud computing and software as a service. Citrix products allow software applications to be accessed from a centralized server, as opposed to storing all the software on an end user’s personal computer. This allows IT managers to centrally manage IT systems and software upgrades as opposed to having to manually upgrade each user’s PC. The benefits of this architecture are lower costs, improved security, and business agility. Industry penetration of virtualized desktop computers is in the low single digits and is expected to rise substantially over the next three years to 15%-20% of corporate users as IT departments look for better ways to manage complex network operating systems such as Microsoft’s Windows 7.

Citrix’s shares are reasonably valued given its leading industry position, attractive growth prospects and a strong balance sheet that includes nearly $7 of cash per share. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.), Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of March 31, 2010 and are subject to change without notice.

Meridian Equity Income Fund» Summary of Portfolio Holdings March 31, 2010 (Unaudited) Portfolio Holdings by Category (% of total net assets) Machinery-Construction, Farm & Heavy Trucks 1.7% $452,520 Air Freight & Logistics 1.7 451,836 Apparel Accessories & Luxury Goods 1.7 448,840 Distillers & Vintners 1.7 445,875 Metal & Glass Containers 1.7 444,852 Banking-Thrifts & Mortgage Finance 1.7 443,208 Utilities-Gas 1.7 440,610 Environmental Facilities & Services 1.6 440,360 Food Distributors 1.6 439,550 Office Services & Supplies 1.6 437,655 Apparel Retail 1.6 437,444 Railroads 1.6 435,942 Restaurants 1.6 433,680 REITs-Storage 1.6 432,353 Distributors 1.6 430,316 Banking-Regional Banks 1.6 429,660 Department Stores 1.6 427,861 Health Care Services 1.6 427,500 Health Care Equipment & Supplies 1.6 426,606 Industrial Conglomerates 1.6 426,207 Industrial Machinery 1.6 425,827 Chemicals-Diversified 1.6 425,100 Chemicals-Specialty 1.6 424,666 Energy 1.6 424,648 Publishing 1.6 424,235 Packaging 1.6 424,130 Food & Meats-Packaged 1.6 423,360 Trucking 1.6 422,484 Insurance-Property & Casualty 1.6 421,680 Building Products 1.6 421,564 Diversified Capital Markets 1.6 420,462 Household-Home Furnishings 1.6 420,357 Insurance-Multi-Line 1.6 419,985

Meridian Equity Income Fund» Summary of Portfolio Holdings (continued) March 31, 2010 (Unaudited) Aerospace/Defense 1.6% $419,648 Computer Hardware 1.6 419,232 Application Software 1.6 419,200 Paper & Packaging 1.6 418,744 Electrical Components & Equipment 1.6 418,569 Banking-Commercial 1.6 418,035 Soft Drinks 1.6 418,000 Household Appliances 1.6 416,223 Electronic Equipment Manufacturing 1.6 415,114 Home Improvement Retail 1.5 414,080 Pharmaceuticals 1.5 413,042 Steel 1.5 412,958 Insurance Brokers 1.5 410,681 Commercial Printing 1.5 410,240 Personal Products 1.5 409,827 Independent Power Producers & Energy 1.5 407,276 Retail 1.5 407,046 Consumer Products 1.5 405,576 Semiconductors 1.5 405,504 Oil & Gas-Storage & Transportation 1.5 403,287 Asset Management & Custody Banks 1.5 400,976 Tobacco 1.5 399,722 IT Services & Data Processing 1.5 399,100 Diversified Manufacturing Operations 1.5 396,056 Consumer Finance 1.5 393,380 Diversified Financial Services 1.5 391,254 Telecommunication Services-Integrated 1.4 387,083 Cash & Other Assets, Less Liabilities 5.2 1,394,573 100.0% $26,675,799

Meridian Growth Fund» Summary of Portfolio Holdings March 31, 2010 (Unaudited) Portfolio Holdings by Category (% of total net assets) Tech-Software 15.0% $228,592,421 Retail 11.2 170,227,360 Technology 7.2 110,117,643 Energy 6.4 97,854,478 Industrial Conglomerates 4.6 70,527,772 Insurance Brokers 4.2 63,740,132 Industrial Services 4.1 62,936,464 Health Care Products 4.0 61,086,085 Brokerage & Money Management 3.9 58,874,972 U.S. Government Obligations 3.3 49,985,490 Building Products 3.0 45,811,591 Chemicals-Specialty 2.5 38,585,067 Leisure & Amusement 2.5 37,809,839 Restaurants 2.5 37,706,383 Consumer Services 2.3 34,839,326 Trucking 2.1 31,542,108 Cellular Communications 2.0 30,760,159 Automotive Wholesale Services 2.0 30,559,040 Air Freight & Logistics 1.9 29,565,536 Business Services 1.9 29,164,783 Banking-Commercial 1.9 28,619,665 Distributors 1.9 28,235,232 Health Care Technology 1.6 23,549,460 Health Care Information Services 1.5 22,033,092 Metals 1.4 21,355,131 Casino & Gaming 1.1 16,476,957 Banking 1.1 16,146,180 REITs-Diversified 1.0 14,742,400 Home Builders 0.2 3,506,448 Cash & Other Assets, Less Liabilities 1.7 25,922,636 100.0% $1,520,873,850

Meridian Value Fund» Summary of Portfolio Holdings March 31, 2010 (Unaudited) Portfolio Holdings by Category (% of total net assets) Retail 9.2% $87,586,166 Technology 8.8 83,830,571 Health Care Products 7.0 66,216,498 Banking 5.5 52,231,498 Leisure & Amusement 4.9 46,629,016 Industrial Products 4.2 40,309,554 Energy 4.1 39,062,563 Semiconductors 4.1 39,029,628 Diversified Financial Services 4.0 37,749,154 Tech-Software 3.9 36,796,887 U.S. Government Obligations 3.7 34,989,810 Industrial Services 3.3 31,611,941 Trucking 3.0 28,751,410 Environmental Facilities & Services 2.5 23,787,687 Insurance 2.4 23,350,626 Metals 2.3 21,777,351 Insurance Brokers 2.2 21,361,683 Home Improvement Retail 2.2 21,122,928 Railroads 2.1 20,260,120 Utilities 2.1 19,849,729 Asset Management & Custody Banks 2.1 19,651,480 Brokerage & Money Management 2.1 19,582,244 Pharmaceuticals 1.9 18,600,183 Industrial 1.9 17,932,440 Household Appliances 1.9 17,830,972 Pipelines 1.6 15,375,264 REITs-Diversified 1.6 14,823,544 Automotive Wholesale Services 1.5 14,672,840 Air Freight & Logistics 1.5 14,354,840 Brewers 1.2 11,293,110 Cash & Other Assets, Less Liabilities 1.2 11,599,867 100.0% $952,021,604

Meridian Equity Income Fund» Schedule of Investments March 31, 2010 (Unaudited) Shares Value COMMON STOCKS — 94.8% AEROSPACE & DEFENSE — 1.6% Northrop Grumman Corp 6,400 $419,648 AIR FREIGHT & LOGISTICS — 1.7% United Parcel Service, Inc. Class B 7,015 451,836 APPAREL ACCESSORIES & LUXURY GOODS — 1.7% VF Corp 5,600 448,840 APPAREL RETAIL — 1.6% Buckle, Inc. (The) 11,900 437,444 APPLICATION SOFTWARE — 1.6% Interactive Data Corp 13,100 419,200 ASSET MANAGEMENT & CUSTODY BANKS - 1.5% Federated Investors, Inc. Class B 15,200 400,976 BANKING-COMMERCIAL — 1.6% Bank of Hawaii Corp 9,300 418,035 BANKING-REGIONAL BANKS — 1.6% Cullen/Frost Bankers, Inc 7,700 429,660 BANKING-THRIFTS & MORTGAGE FINANCE — 1.7% Hudson City Bancorp, Inc 31,300 443,208 BUILDING PRODUCTS — 1.6% Valspar Corp 14,300 421,564 CHEMICALS-DIVERSIFIED — 1.6% PPG Industries, Inc 6,500 425,100 CHEMICALS-SPECIALTY — 1.6% RPM International, Inc 19,900 424,666 Shares Value COMMERCIAL PRINTING - 1.5% R. R. Donnelley & Sons Co 19,215 $410,240 COMPUTER HARDWARE — 1.6% Diebold, Inc 13,200 419,232 CONSUMER FINANCE — 1.5% H & R Block, Inc 22,100 393,380 CONSUMER PRODUCTS — 1.5% Kimberly-Clark Corp 6,450 405,576 DEPARTMENT STORES — 1.6% JC Penney Co., Inc 13,300 427,861 DISTILLERS & VINTNERS - 1.7% Brown-Forman Corp. Class B 7,500 445,875 DISTRIBUTORS — 1.6% Genuine Parts Co 10,185 430,316 DIVERSIFIED CAPITAL MARKETS — 1.6% NYSE Euronext 14,200 420,462 DIVERSIFIED FINANCIAL SERVICES - 1.5% Broadridge Financial Solutions, Inc 18,300 391,254 DIVERSIFIED MANUFACTURING OPERATIONS — 1.5% Harsco Corp 12,400 396,056 ELECTRICAL COMPONENTS & EQUIPMENT — 1.6% Hubbell, Inc. Class B 8,300 418,569 ELECTRONIC EQUIPMENT MANUFACTURING — 1.6% Molex, Inc 19,900 415,114

Meridian Equity Income Fund» Schedule of Investments (continued) March 31, 2010 (Unaudited) Shares Value COMMON STOCKS (continued) ENERGY — 1.6% Chevron Corp 5,600 $424,648 ENVIRONMENTAL FACILITIES & SERVICES — 1.6% Waste Management, Inc 12,790 440,360 FOOD DISTRIBUTORS — 1.6% SYSCO Corp 14,900 439,550 FOOD & MEATS-PACKAGED — 1.6% Kraft Foods, Inc. Class A 14,000 423,360 HEALTH CARE EQUIPMENT & SUPPLIES — 1.6% Hillenbrand, Inc 19,400 426,606 HEALTH CARE SERVICES — 1.6% Pharmaceutical Product Development, Inc 18,000 427,500 HOME IMPROVEMENT RETAIL — 1.5% Home Depot, Inc 12,800 414,080 HOUSEHOLD APPLIANCES — 1.6% Stanley Black & Decker, Inc 7,250 416,223 HOUSEHOLD-HOME FURNISHINGS — 1.6% Leggett & Platt, Inc 19,425 420,357 INDEPENDENT POWER PRODUCERS & ENERGY — 1.5% Constellation Energy Group, Inc 11,600 407,276 INDUSTRIAL CONGLOMERATES — 1.6% 3M Co 5,100 426,207 INDUSTRIAL MACHINERY — 1.6% Eaton Corp 5,620 425,827 Shares Value INSURANCE BROKERS — 1.5% Willis Group Holdings Plc (United Kingdom) 13,125 $410,681 INSURANCE-MULTI-LINE — 1.6% Chubb, Corp 8,100 419,985 INSURANCE-PROPERTY & CASUALTY — 1.6% Mercury General Corp 9,645 421,680 IT SERVICES & DATA PROCESSING — 1.5% Paychex, Inc 13,000 399,100 MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.7% Caterpillar, Inc 7,200 452,520 METAL & GLASS CONTAINERS — 1.7% Greif, Inc. Class A 8,100 444,852 OFFICE SERVICES & SUPPLIES — 1.6% Pitney Bowes, Inc 17,900 437,655 OIL & GAS-STORAGE & TRANSPORTATION — 1.5% Spectra Energy Corp 17,900 403,287 PACKAGING — 1.6% MeadWestvaco Corp 16,600 424,130 PAPER & PACKAGING — 1.6% Sonoco Products Co 13,600 418,744 PERSONAL PRODUCTS — 1.5% Avon Products, Inc 12,100 409,827

Meridian Equity Income Fund» Schedule of Investments (continued) March 31, 2010 (Unaudited) Shares Value COMMON STOCKS (continued) PHARMACEUTICALS — 1.5% Johnson & Johnson 6,335 $413,042 PUBLISHING - 1.6% McGraw-Hill Cos., Inc. (The) 11,900 424,235 RAILROADS — 1.6% Norfolk Southern Corp 7,800 435,942 REITS-STORAGE — 1.6% Public Storage REIT 4,700 432,353 RESTAURANTS — 1.6% McDonald’s Corp 6,500 433,680 RETAIL — 1.5% Mattel, Inc 17,900 407,046 SEMICONDUCTORS — 1.5% Microchip Technology, Inc 14,400 405,504 SOFT DRINKS — 1.6% Coca-Cola Co. (The) 7,600 418,000 Shares Value STEEL — 1.5% Nucor Corp 9,100 $412,958 TELECOMMUNICATION SERVICES-INTEGRATED — 1.4% AT&T, Inc 14,980 387,083 TOBACCO — 1.5% Reynolds American, Inc 7,405 399,722 TRUCKING — 1.6% Ryder System, Inc 10,900 422,484 UTILITIES-GAS — 1.7% AGL Resources, Inc 11,400 440,610 TOTAL INVESTMENTS — 94.8% (Cost $23,710,683) 25,281,226 CASH AND OTHER ASSETS, LESS LIABILITIES — 5.2% 1,394,573 NET ASSETS - 100.0% $26,675,799 REIT — Real Estate Investment Trust See accompanying notes to Schedule of Portfolio Investments.

Meridian Growth Fund» Schedule of Investments March 31, 2010 (Unaudited) Shares Value COMMON STOCKS - 95.0% AIR FREIGHT & LOGISTICS — 1.9% Expeditors International of Washington, Inc 800,800 $29,565,536 AUTOMOTIVE WHOLESALE SERVICES — 2.0% Copart, Inc.* 858,400 30,559,040 BANKING — 1.1% CVB Financial Corp 1,626,000 16,146,180 BANKING — COMMERCIAL — 1.9% Bank of Hawaii Corp 636,700 28,619,665 BROKERAGE & MONEY MANAGEMENT — 3.9% Affiliated Managers Group, Inc.* 458,400 36,213,600 T. Rowe Price Group, Inc 412,550 22,661,372 58,874,972 BUILDING PRODUCTS — 3.0% Lumber Liquidators Holdings, Inc.* 256,100 6,830,187 Valspar Corp 1,322,300 38,981,404 45,811,591 BUSINESS SERVICES - 1.9% Dun & Bradstreet Corp 57,400 4,271,708 Global Payments, Inc 546,500 24,893,075 29,164,783 CASINOS & GAMING — 1.1% International Game Technology 893,060 16,476,957 CELLULAR COMMUNICATIONS - 2.0% American Tower Corp. Class A* 721,900 30,760,159 Shares Value CHEMICALS-SPECIALTY — 2.5% RPM International, Inc 1,808,110 $38,585,067 CONSUMER SERVICES — 2.3% Rollins, Inc 1,606,980 34,839,326 DISTRIBUTORS — 1.9% Watsco, Inc 496,400 28,235,232 ENERGY — 6.4% Continental Resources, Inc.* 335,200 14,262,760 Core Laboratories NV 231,600 30,293,280 FMC Technologies, Inc.* 463,680 29,967,638 Noble Energy, Inc 319,600 23,330,800 97,854,478 HEALTH CARE INFORMATION SERVICES — 1.5% Cerner Corp.* 259,030 22,033,092 HEALTH CARE PRODUCTS — 4.0% DENTSPLY International, Inc 856,000 29,831,600 Edwards Lifesciences Corp.* 316,085 31,254,485 61,086,085 HEALTH CARE TECHNOLOGY — 1.6% IDEXX Laboratories, Inc.* 409,200 23,549,460 HOME BUILDERS — 0.2% Gafisa SA ADR 255,200 3,506,448 INDUSTRIAL CONGLOMERATES — 4.6% Cooper Industries Plc Class A 811,500 38,903,310 Dionex Corp.* 422,900 31,624,462 70,527,772

Meridian Growth Fund®
Schedule of Investments (continued)

March 31, 2010 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL SERVICES - 4.1%		
Ritchie Bros. Auctioneers, Inc.	1,243,600	$ 26,762,272
Waste Connections, Inc.*	1,065,200	36,174,192
		62,936,464
INSURANCE BROKERS - 4.2%		
Brown & Brown, Inc.	1,567,550	28,090,496
Willis Group Holdings Plc (United Kingdom)	1,139,330	35,649,636
		63,740,132
LEISURE & AMUSEMENT - 2.5%		
Royal Caribbean Cruises, Ltd.*	1,146,100	37,809,839
METALS - 1.4%		
Cameco Corp.	779,100	21,355,131
REITS-DIVERSIFIED - 1.0%		
Digital Realty Trust, Inc. REIT	272,000	14,742,400
RESTAURANTS - 2.5%		
Cracker Barrel Old Country Store, Inc.	812,988	37,706,383
RETAIL - 11.2%		
Bed Bath & Beyond, Inc.*	567,200	24,820,672
CarMax, Inc.*	991,400	24,903,968
Coach, Inc.	806,800	31,884,736
Family Dollar Stores, Inc.	938,400	34,354,824
Mattel, Inc.	1,602,000	36,429,480
PetSmart, Inc.	558,000	17,833,680
		170,227,360
TECHNOLOGY - 7.2%		
Autodesk, Inc.*	1,027,500	$ 30,229,050
Meru Networks, Inc.*	4,000	76,680
NetApp, Inc.*	644,600	20,988,176
Trimble Navigation, Ltd.*	919,100	26,396,552
Zebra Technologies Corp. Class A*	1,095,513	32,427,185
		110,117,643
TECH-SOFTWARE - 15.0%		
Advent Software, Inc.*	729,138	32,628,926
Blackbaud, Inc.	1,367,000	34,434,730
BMC Software, Inc.*	853,400	32,429,200
Citrix Systems, Inc.*	355,800	16,889,826
MICROS Systems, Inc.*	849,100	27,918,408
Nuance Communications, Inc.*	1,811,500	30,143,360
Solera Holdings, Inc.	936,500	36,195,725
Teradata Corp.*	621,400	17,952,246
		228,592,421
TRUCKING - 2.1%		
J.B. Hunt Transport Services, Inc.	879,100	31,542,108
TOTAL COMMON STOCKS - 95.0% (Cost $1,143,200,661)		1,444,965,724

See accompanying notes to Schedule of Portfolio Investments.

13

Meridian Growth Fund» Schedule of Investments (continued) March 31, 2010 (Unaudited) Value U.S. GOVERNMENT OBLIGATIONS — 3.3% U.S. Treasury Bill @ 155%** due 06/17/10 (Face Value $30,000,000) $29,991,330 U.S. Treasury Bill @ 138%** due 06/24/10 (Face Value $20,000,000) 19,994,160 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $49,983,868) 49,985,490 TOTAL INVESTMENTS — 98.3% (Cost $1,193,184,529) 1,494,951,214 CASH AND OTHER ASSETS, LESS LIABILITIES — 1.7% 25,922,636 NET ASSETS - 100.0% $1,520,873,850 ADR — American Depository Receipt REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase See accompanying notes to Schedule of Portfolio Investments.

Meridian Value Fund®
Schedule of Investments
March 31, 2010 (Unaudited)

	Shares	Value
COMMON STOCKS - 95.1%		
AIR FREIGHT & LOGISTICS - 1.5%		
UTi Worldwide, Inc.	937,000	$ 14,354,840
ASSET MANAGEMENT & CUSTODY BANKS - 2.1%		
Franklin Resources, Inc.	177,200	19,651,480
AUTOMOTIVE WHOLESALE SERVICES - 1.5%		
LKQ Corp.*	722,800	14,672,840
BANKING - 5.5%		
CVB Financial Corp.	1,709,400	16,974,342
JPMorgan Chase & Co.	264,400	11,831,900
Northern Trust Corp.	211,600	11,693,016
Wells Fargo & Co.	377,000	11,732,240
		52,231,498
BREWERS - 1.2%		
Molson Coors Brewing Co. Class B	268,500	11,293,110
BROKERAGE & MONEY MANAGEMENT - 2.1%		
TD Ameritrade Holding Corp.*	1,027,400	19,582,244
DIVERSIFIED FINANCIAL SERVICES - 4.0%		
Broadridge Financial Solutions, Inc.	1,086,300	23,225,094
Equifax, Inc.	405,700	14,524,060
		37,749,154
ENERGY - 4.1%		
Apache Corp.	159,100	16,148,650
Forest Oil Corp.*	526,800	13,601,976
Transocean, Ltd.*	107,802	9,311,937
		39,062,563
ENVIRONMENTAL FACILITIES & SERVICES - 2.5%		
Waste Management, Inc.	690,900	23,787,687
HEALTH CARE PRODUCTS - 7.0%		
Baxter International, Inc.	333,800	$ 19,427,160
Covidien Plc.	353,400	17,768,952
Gen-Probe, Inc.*	244,500	12,225,000
Hologic, Inc.*	905,900	16,795,386
		66,216,498
HOME IMPROVEMENT RETAIL - 2.2%		
Sherwin-Williams Co. (The)	312,100	21,122,928
HOUSEHOLD APPLIANCES - 1.9%		
Stanley Black & Decker, Inc.	310,590	17,830,972
INDUSTRIAL - 1.9%		
Curtiss-Wright Corp.	515,300	17,932,440
INDUSTRIAL PRODUCTS - 4.2%		
Cummins, Inc.	84,400	5,228,580
Lincoln Electric Holdings, Inc.	283,000	15,375,390
Sealed Air Corp.	934,800	19,705,584
		40,309,554
INDUSTRIAL SERVICES - 3.3%		
Nalco Holdings Co.	859,700	20,916,501
Ritchie Bros. Auctioneers, Inc.	497,000	10,695,440
		31,611,941
INSURANCE - 2.4%		
Travelers Cos., Inc. (The)	432,900	23,350,626
INSURANCE BROKERS - 2.2%		
Willis Group Holdings Plc (United Kingdom)	682,700	21,361,683
LEISURE & AMUSEMENT - 4.9%		
Carnival Corp.	670,600	26,072,928
Polaris Industries, Inc.	401,800	20,556,088
		46,629,016

See accompanying notes to Schedule of Portfolio Investments.

15

Meridian Value Fund®
Schedule of Investments (continued)
March 31, 2010 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
METALS - 2.3%		
Cameco Corp.	503,900	$ 13,811,899
Newmont Mining Corp.	156,400	7,965,452
		21,777,351
PHARMACEUTICALS - 1.9%		
BioMarin Pharmaceutical, Inc.*	795,900	18,600,183
PIPELINES - 1.6%		
Kinder Morgan Management, LLC*	262,287	15,375,264
RAILROADS - 2.1%		
Union Pacific Corp.	276,400	20,260,120
REITS-DIVERSIFIED - 1.6%		
Host Hotels & Resorts, Inc. REIT	1,011,846	14,823,544
RETAIL - 9.2%		
Carter's Inc.*	692,800	20,894,848
Costco Wholesale Corp.	365,200	21,806,092
Kohl's Corp.*	386,200	21,156,036
Mattel, Inc.	1,043,500	23,729,190
		87,586,166
SEMICONDUCTORS - 4.1%		
NVIDIA Corp.*	1,262,600	21,943,988
Power Integrations, Inc.	414,700	17,085,640
		39,029,628
TECHNOLOGY - 8.8%		
Acxiom Corp.*	831,600	14,918,904
Autodesk, Inc.*	655,100	19,273,042
Cisco Systems, Inc.*	899,600	23,416,588
Echelon Corp.*	378,100	3,391,557
Zebra Technologies Corp. Class A*	771,300	22,830,480
		83,830,571

	Shares	Value
TECH-SOFTWARE - 3.9%		
Adobe Systems, Inc.*	263,200	$ 9,309,384
Citrix Systems, Inc.*	579,050	27,487,503
		36,796,887
TRUCKING - 3.0%		
Con-way, Inc.	300,500	10,553,560
Heartland Express, Inc.	1,102,900	18,197,850
		28,751,410
UTILITIES - 2.1%		
Hawaiian Electric Industries, Inc.	884,175	19,849,729
TOTAL COMMON STOCKS - 95.1% (Cost $707,998,401)		905,431,927
U.S. GOVERNMENT OBLIGATIONS - 3.7%		
U.S. Treasury Bill @ .155%** due 06/17/10 (Face Value $10,000,000)		9,997,110
U.S. Treasury Bill @ .138%** due 06/24/10 (Face Value $25,000,000)		24,992,700
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $34,988,804)		34,989,810
TOTAL INVESTMENTS - 98.8% (Cost $742,987,205)		940,421,737
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.2%		11,599,867
NET ASSETS - 100.0%		$952,021,604

REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

See accompanying notes to Schedule of Portfolio Investments.

16

Meridian Fund, Inc. Notes to Schedules of Investments March 31, 2010 (Unaudited) 1. Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. 2. Fair Value Measurements: As described in Note 1 above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s securities as of March 31, 2010 is as follows: Equity Valuation Inputs Income Fund Growth Fund Value Fund Level 1 — Quoted Prices* $25,281,226 $1,444,965,724 $905,431,927 Level 2 — Other Significant Observable Inputs** — 49,985,490 34,989,810 Level 3 — Significant Unobservable Inputs — — —Total Market Value of Investments $25,281,226 $1,494,951,214 $940,421,737 * Level 1 investments are all common stock and industry classifications are defined on the Schedule of Investments. ** Level 2 investments are limited to U.S. Treasury Securities.

Meridian Fund, Inc. Notes to Schedules of Investments (continued) March 31, 2010 (Unaudited) 3. Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows: Aggregate Aggregate Gross Gross Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Appreciation Equity Income Fund $23,710,683 $2,162,756 $ (592,213) $1,570,543 Growth Fund 1,193,184,529 329,095,043 (27,328,358) 301,766,685 Value Fund 742,987,205 205,906,106 (8,471,574) 197,434,532

This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors RICHARD F. ASTER, JR. President and Director MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. King of Prussia, Pennsylvania (800) 446-6662 Counsel GOODWIN PROCTER LLP Washington, D.C. Independent Registered Public Accounting Firm PRICEWATERHOUSECOOPERS LLP San Francisco, California MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND MERIDIAN VALUE FUND THIRD QUARTER REPORT 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Larkspur, CA 94939 www.meridianfund.com Telephone (800) 446-6662 March 31, 2010